Exhibit 99.1

PRESS RELEASE

Brookfield Business Partners Completes Acquisition of
Leading Brazilian Water Distribution, Collection and Treatment Business
Business to be renamed BRK Ambiental

Brookfield, News, April 25, 2017 – Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN) ("Brookfield Business Partners") announced today that, together with institutional partners, it has completed the previously announced acquisition of a 70% controlling stake in the core water, wastewater and industrial water treatment business of Odebrecht Ambiental, for a total investment of US$908 million. Under its new ownership, the business will be renamed BRK Ambiental.

The investment is comprised of a payment of US$768 million to the seller and approximately US$140 million in additional capital contributed at closing to fund working capital requirements and support expected growth of the business. In addition, Brookfield Business Partners and its institutional partners expect to purchase a direct interest in related assets held through a joint venture for US$116 million.

Brookfield Business Partners' share of the capital invested at closing was US$340 million for an ownership interest in the business of 26%, and its share of the direct asset purchase is expected to total US$44 million. A future payment to the seller of up to R$350 million (approximately US$115 million at the current exchange rate) may be made if the business achieves certain performance milestones over the three years following closing.

"We are pleased to have completed the acquisition of the largest private water distribution, collection and treatment company in Brazil, and are encouraged by the number and scale of growth opportunities we see for it moving forward," said Cyrus Madon, CEO of Brookfield Business Partners.  "We believe BRK Ambiental can capture a growing share of the water and sewage improvements planned in Brazil over the next two decades, supporting  strong and stable returns for Brookfield Business Partners."

FI-FGTS, the investment arm of Brazil's Employees' Severance Guarantee Fund, continues to own the remaining 30% interest in the business.
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Brookfield Business Partners is a business services and industrial company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Further information is available at http://bbu.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion of assets under management. For more information, go to www.brookfield.com.

Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Courtney Jardine Tel: (416) 369-2629 Email: courtney.jardine@brookfield.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
Note: This news release contains "forward-looking information" within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words "will", "would", "future", "growth", "expect", "believe", "should", "may", derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters will tend to identify forward-looking statements. Forward-looking statements in this news release include statements regarding the funding of future growth initiatives at this business, investments within the business, the expected future growth prospects of the business, future payments due to the seller under this transaction, and the rebranding of the business as BRK Ambiental.

Although we believe that the forward-looking statements we make are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Business Partners are subject to a number of known and unknown risks, uncertainties and other factors, many of which are beyond our control. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements in this news release include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits and in particular completion of the acquisition referred to in this news release, which cannot be assured; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.